Filed by Max Capital Group Ltd. pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934, as amended. Subject Company: Max Capital Group Ltd.

(Commission File No.: 000-33047)

MAX CAPITAL CITES BROAD CONSENSUS AMONG THIRD PARTIES

IN FAVOR OF IPC-MAX COMBINATION

PROXY GOVERNANCE AND GLASS LEWIS STRONGLY SUPPORT THE IPC/MAX TRANSACTION

Hamilton, Bermuda – June 3, 2009 – Max Capital Group Ltd. (NASDAQ: MXGL; BSX: MXGL BH) today highlighted that two leading proxy advisory firms, PROXY Governance, Inc. and Glass, Lewis & Co. have recently issued reports strongly supporting its combination with IPC Holdings, Ltd., and acknowledged a third report published by RiskMetrics Group’s ISS Governance Services (ISS).

Reflecting broad support for the Max-IPC combination, the PROXY Governance report stated: “To the extent that Validus does not offer as meaningful a business diversification [relative to Max, IPC] shareholders should expect little value growth from either the market’s reassessment of the business model or from the opportunity to redeploy the $300 - $400 million in monoline-related risk-based capital currently required under the ratings agencies models… We believe shareholders will be better served by supporting the proposed transaction with Max Capital.”

The Glass Lewis report concluded: “We believe the proposed merger between IPC and Max offers compelling strategic benefits for [IPC] and its shareholders… The combination with Max is expected to diversify the Company’s operations and earnings base, thereby reducing risk and earnings volatility… We believe shareholders should support the proposed transaction with Max.”

“The conclusion reached by ISS appears to be at odds with the reasoned analysis of PROXY Governance and Glass Lewis, as well as the positive feedback we have received from investors,” said W. Marston (Marty) Becker, Chairman and Chief Executive Officer of Max Capital. “ISS places no value on diversification and appears to favor an illusory market premium for a deal that may never happen over the creation of a platform that will create significantly more value for shareholders over time through more stable and consistent performance. We remain focused on closing our transaction with IPC shortly after our respective June 12th shareholder meetings.”

The IPC-Max combination has received the strong endorsement of a number of sell-side research analysts with independent expertise in the insurance industry. For instance, Mark A. Dwelle of RBC Capital Markets has written that the IPC-Max deal “makes sense and would create value for [IPC] shareholders by virtue of its strong capital position and diversified business mix.” Rating agency S&P has placed Max on CreditWatch with positive implications following the merger, citing “the creation of a larger and well-capitalized company, with a more diversified book of business… and reduced earnings/capital volatility.”

Moreover, many analysts have expressed skepticism regarding a hostile bid for IPC by Validus (VR). As Dean Evans of Keefe, Bruyette & Woods puts it, “We do not like the potential IPCR merger for VR, as we believe the resulting combination would have too large a concentration of catastrophe exposed business (particularly heading into Atlantic hurricane season), as well as increased investment risk and an uncertain rating agency reaction.” A Fox-Pitt Kelton report by Dan Farrell stated, “We believe that the IPCR/MXGL merger represents a more natural fit [than Validus] and could have strategic advantages.”

The transaction is expected to close shortly after the IPC and Max shareholder approvals are obtained at the June 12 meetings.

Investors are strongly encouraged to reject any attempts by Validus to distract and mislead them into thinking they have a plan to use its overvalued currency to acquire IPC. Validus continues to offer inferior value to IPC shareholders over the value to be obtained through IPC’s combination with Max.

The Boards of Directors of both IPC and Max unanimously recommend that shareholders vote your WHITE proxy card “FOR” the proposals relating to the IPC/Max transaction at each company’s shareholder meeting on June 12, 2009.

Copies of the joint proxy statement/prospectus as well as a summary thereof and an updated investor presentation, detailing the benefits of the transaction, are available on Max’s corporate website at www.maxcapgroup.com.

Max shareholders with questions about the IPC/Max transaction, or who need assistance in voting their shares, may call the company’s proxy solicitor, MacKenzie Partners, Inc, toll-free at (800) 322-2885 or collect at (212) 929-5500.

About Max Capital Group Ltd.

Operating from offices in Bermuda, Ireland, the USA and at Lloyd’s, Max Capital is a global enterprise dedicated to providing diversified specialty insurance and reinsurance products to corporations, public entities, property and casualty insurers and life and health insurers.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This filing includes statements about future economic performance, finances, expectations, plans and prospects of both IPC Holdings, Ltd. (“IPC”) and Max Capital Group Ltd. (“Max”) that constitute forward-looking statements for purposes of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to certain risks and uncertainties, including the risks described in the definitive joint proxy statement/prospectus of IPC and Max that has been filed with the Securities and Exchange Commission (“SEC”) under “Risk Factors,” many of which are difficult to predict and generally beyond the control of IPC and Max, that could cause actual results to differ materially from those expressed in or suggested by such statements. For further information regarding cautionary statements and factors affecting future results, please also refer to the most recent Annual Report on Form 10-K, Quarterly Reports on Form 10-Q filed subsequent to the Annual Report and other documents filed by each of IPC or Max, as the case may be, with the SEC. Neither IPC nor Max undertakes any obligation to update or revise publicly any forward-looking statement whether as a result of new information, future developments or otherwise.

This filing contains certain forward-looking statements within the meaning of the U.S. federal securities laws. Statements that are not historical facts, including statements about our beliefs, plans or expectations, are forward-looking statements. These statements are based on our current plans, estimates and expectations. Some forward-looking statements may be identified by our use of terms such as “believes,” “anticipates,” “intends,” “expects” and similar statements of a future or forward looking nature. In light of the inherent risks and uncertainties in all forward-looking statements, the inclusion of such statements in this filing should not be considered as a representation by us or any other person that our objectives or plans will be achieved. A non-exclusive list of important factors that could cause actual results to differ materially from those in such forward-looking statements includes the following: (a) the occurrence of natural or man-made catastrophic events with a frequency or severity exceeding our expectations; (b) the adequacy of our loss reserves and the need to adjust such reserves as claims develop over time; (c) any lowering or loss of financial ratings of any wholly-owned operating subsidiary; (d) the effect of competition on market trends and pricing; (e) changes in general economic conditions, including changes in interest rates and/or equity values in the United States of America and elsewhere and continued instability in global credit markets; and (f) other factors set forth in the definitive joint proxy statement/prospectus of IPC and Max, the most recent reports on Form 10-K, Form 10-Q and other documents of IPC or Max, as the case may be, on file with the SEC. Risks and uncertainties relating to the proposed transaction include the risks that: the parties will not obtain the requisite shareholder or regulatory approvals for the transaction; the anticipated benefits of the transaction will not be realized; and/or the proposed transactions will not be consummated. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We do not intend, and are under no obligation, to update any forward looking statement contained in this filing.

ADDITIONAL INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION AND WHERE TO FIND IT:

This filing relates to a proposed business combination between IPC and Max. On May 7, 2009, IPC and Max filed with the SEC a definitive joint proxy statement/prospectus, which was first mailed to shareholders of IPC and Max on May 7, 2009. This filing is not a substitute for the definitive joint proxy statement/prospectus or any other document that IPC or Max may file with the SEC or send to their respective shareholders in connection with the proposed transaction

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE DEFINITIVE REGISTRATION STATEMENT ON FORM S-4, AS THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION. All such documents, if filed, would be available free of charge at the SEC’s website (www.sec.gov) or by directing a request to IPC, at Jim Bryce, President and Chief Executive Officer, or John Weale, Executive Vice President and Chief Financial Officer, at 441-298-5100, in the case of IPC’s filings, or Max, at Joe Roberts, Chief Financial Officer, or Susan Spivak Bernstein, Senior Vice President, Investor Relations at 441-295-8800, in the case of Max’s filings.

PARTICIPANTS IN THE SOLICITATION:

IPC and Max and their directors, executive officers and other employees may be deemed to be participants in any solicitation of IPC and Max shareholders, respectively, in connection with the proposed business combination.

Information about IPC’s directors and executive officers is available in the definitive joint proxy statement/prospectus filed with the SEC on May 7, 2009, relating to IPC’s 2009 annual meeting of shareholders; information about Max’s directors and executive officers is available in the amendment to its annual report on Form-10K, filed with the SEC on April 1, 2009.

Contacts:

Max Capital Group Ltd.

Susan Spivak Bernstein

+1-212-898-6640

Kekst and Company

Roanne Kulakoff or Peter Hill

+1-212-521-4800